UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	TPG Specialty Lending, Inc.

Address of Principal Business Office:	301 Commerce Street, Suite 3300
Fort Worth, TX 76102

Telephone Number:	(817) 871-4000

Name and Address of Agent	Ronald Cami, Esq.
For Service of Process:	TPG Capital, L.P.
301 Commerce Street, Suite 3300
Fort Worth, TX 76102
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Fort Worth and the State of Texas on the 14th day of January, 2011.

TPG SPECIALTY LENDING, INC.
By:	/s/ Ronald Cami
Name:	Ronald Cami, Esq.
Title:	Vice President and Secretary

Attest:	/s/ David Reintjes
Name:	David Reintjes, Esq.
Title:	Chief Compliance Officer and Assistant Secretary